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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SC TO-T/A
                                   SC 13E3/A
                               (Amendment No. 1)



                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        NIAGARA MOHAWK POWER CORPORATION
                       (Name of Subject Company (Issuer))


                            NATIONAL GRID GROUP PLC
                            (Name of Filing Person)



           Fixed/AdjustableRate Cumulative Preferred Stock, Series D
                    Cumulative Preferred Stock, 3.40% Series
                    Cumulative Preferred Stock, 3.60% Series
                    Cumulative Preferred Stock, 3.90% Series
                    Cumulative Preferred Stock, 4.10% Series
                    Cumulative Preferred Stock, 4.85% Series
                    Cumulative Preferred Stock, 5.25% Series
                         (Title of Class of Securities)

                                    653522771
                                    653522201
                                    653522300
                                    653522409
                                    653522508
                                    653522607
                                    653522706
                      (CUSIP Number of Class of Securities)

               Gregory Barone                     John Cochrane
      Niagara Mohawk Power Corporation          National Grid USA
           300 Erie Boulevard West              25 Research Drive
             Syracuse, NY 13202               Westborough, MA 01582



                 (Names and addresses of persons authorized to receive notices and communications on behalf of the person filing statement)


                                    Copy to:
                             Keith F. Higgins, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110


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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.


     [ ]  issuer tender offer subject to Rule 13e-4.


     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


     This Amendment No. 1 to Schedule TO-T/13E-3 amends and supplements the Schedule TO-T/13E-3 originally filed by National Grid Group plc ("National Grid") on March 22, 2002. This Amendment No. 1 to Schedule TO-T/13E-3 relates to the tender offers by Niagara Mohawk to purchase all of its outstanding shares of the following series of cumulative preferred stock (the "Preferred Stock") at the following applicable cash purchase prices per share:


                                                                  PURCHASE PRICE
SERIES                                            CUSIP NO.         PER SHARE
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D                       653522771           $53.76
Cumulative Preferred Stock, 3.40% Series          653522201           $63.43
Cumulative Preferred Stock, 3.60% Series          653522300           $67.16
Cumulative Preferred Stock, 3.90% Series          653522409           $72.76
Cumulative Preferred Stock, 4.10% Series          653522508           $76.49
Cumulative Preferred Stock, 4.85% Series          653522607           $90.49
Cumulative Preferred Stock, 5.25% Series          653522706           $93.58


                                      -2-
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         The offers are subject to the terms and conditions set forth in the
Offer to Purchase dated February 27, 2002 (the "Offer to Purchase") and in the related Letters of Transmittal (the "Letters of Transmittal"), as amended or supplemented from time to time. Except as amended and supplemented hereby the Schedule TO-T/13E-3 filed by National Grid on March 22, 2002 remains in effect.


         The Schedule TO-T/13E-3 is hereby amended and supplemented as follows:


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

         Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding the following sentence to the end of the last paragraph under the heading "Fairness of the Offers":

         "The committee adopts the analysis of the Niagara Mohawk board of directors as to both the substantive and procedural fairness of the offers."

                                      -3-
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 26, 2002
E









                                      NATIONAL GRID GROUP PLC

                                      BY: /s/ Richard P. Sergel
                                          ------------------------------------
                                          Name: Richard P. Sergel
                                          Title: Group Director, North America